Exhibit 11.1

                        Computation of Earnings Per Share


         The following summarizes the weighted average common shares issued and outstanding for the years ended December 31, 2004 and 2003:


                                                       2004             2003
                                                    ----------       ----------
Common and common equivalent
    shares outstanding:
     Historical common equivalent
         shares outstanding                          9,790,999        7,877,038
     Weighted average common shares
         issued during period                           50,804          460,105
                                                    ----------       ----------
Weighted average common shares
    outstanding - basic and diluted                  9,841,803        8,337,143
                                                    ==========       ==========
                                                     1,576,163        2,267,538
      Net Loss
                                                    ==========       ==========

Net loss per basic and diluted share                     (0.16)           (0.27)
                                                    ==========       ==========


         Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted loss per share is computed by dividing net loss by the weighted average number of common shares outstanding increased for potentially dilutive common shares outstanding during the period. The dilutive effect of equity instruments is calculated using the treasury stock method.

         Warrants to purchase 887,334 and 879,834 common shares as of December 31, 2004 and 2003, respectively, were excluded from the treasury stock calculation because they were anti-dilutive due to the Company's net losses.